SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 2)

                 Under the Securities Exchange Act of 1934

                        R.H. DONNELLEY CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $1.00 per share
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                      (Title of Class of Securities)

                                 74955W109
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                              (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                             November 29, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]



CUSIP No. 74955W109          13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Fir Tree, Inc. d/b/a Fir Tree Partners

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /   /
                                                          (b) /   /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       AF, WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      /   /

       Not Applicable

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

     NUMBER        7   SOLE VOTING POWER          3,196,920
       OF
     SHARES        8   SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY       9   SOLE DISPOSITIVE POWER     3,196,920
      EACH
   REPORTING      10   SHARED DISPOSITIVE POWER   0
  PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,196,920

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                     /   /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.5%

 14    TYPE OF REPORTING PERSON

       CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT



                      AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the Statement on
Schedule 13D, relating to shares of Common Stock, par value $1.00 per share (the "Common Stock") of R.H. Donnelley Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on August 6, 1998, and amended on October 8, 1999 (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF THE TRANSACTION

     In connection with discussions between Fir Tree Partners, Mr. Tannenbaum and management of the Issuer, the Issuer recently expanded its Board of Directors. Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not otherwise have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make additional plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in or relate to any matters listed in subparagraphs (a) - (j) of Item 4 of the Special Instructions For Complying With Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of November 29, 1999, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 3,196,920 shares of Common Stock of the Issuer or 9.5% of the shares outstanding. The 3,196,920 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on November 29, 1999, is based on 33,476,547 outstanding shares of Common Stock as of November 5, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 1999.

     (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c)  None

     (d)  Not Applicable.

     (e)  Not Applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Letter from Jason Hammerman of Fir Tree Partners to Frank Noonan of the Issuer dated November 29, 1999, regarding the election of certain persons to the board of directors of the Issuer.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    November 29, 1999



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:/S/ JEFFREY TANNENBAUM
                                 ----------------------------------
                                 JEFFREY TANNENBAUM, President



                                 /S/ JEFFREY TANNENBAUM
                                 ----------------------------------
                                 Jeffrey Tannenbaum